UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          Danielson Holding Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    236274106
                                    ---------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  June 20, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------        --------------------------------
CUSIP No.   236274106                                 Page 1 of 8 Pages
----------------------------------------        --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D. E. Shaw Laminar Portfolios, L.L.C.
            FEIN 01-0577802
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
 NUMBER OF SHARES     --------- ------------------------------------------------
  BENEFICIALLY OWNED     8      SHARED VOTING POWER
     BY EACH
  REPORTING PERSON              26,494,125
      WITH            --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,494,125
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,494,125
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%(1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
----------- --------------------------------------------------------------------

__________________________
(1) Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

                                  SCHEDULE 13D

----------------------------------------        --------------------------------
CUSIP No.   236274106                                 Page 2 of 8 Pages
----------------------------------------        --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
 NUMBER OF SHARES     --------- ------------------------------------------------
  BENEFICIALLY OWNED     8      SHARED VOTING POWER
     BY EACH
  REPORTING PERSON              26,494,125
      WITH            --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,494,125
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,494,125
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%(1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, PN
----------- --------------------------------------------------------------------

__________________________
(1) Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

                                  SCHEDULE 13D

----------------------------------------        --------------------------------
CUSIP No.   236274106                                 Page 3 of 8 Pages
----------------------------------------        --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David E. Shaw & Co., L.L.C.
            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF SHARES    --------- ------------------------------------------------
  BENEFICIALLY OWNED     8      SHARED VOTING POWER
      BY EACH
  REPORTING PERSON              26,494,125
       WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,494,125
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,494,125
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%(1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
----------- --------------------------------------------------------------------

__________________________
(1) Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

                                 SCHEDULE 13D

----------------------------------------        --------------------------------
CUSIP No.   236274106                                 Page 4 of 8 Pages
----------------------------------------        --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
  NUMBER OF SHARES    --------- ------------------------------------------------
  BENEFICIALLY OWNED     8      SHARED VOTING POWER
      BY EACH
  REPORTING PERSON              26,494,125
       WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,494,125
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,494,125
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.8%(1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
----------- --------------------------------------------------------------------

__________________________
(1) Calculated based on a total of 140,754,120 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed on December 12, 2003, as amended, and is being filed on behalf of
D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP, and DESCO LLC, collectively, the "Reporting Persons"), relating to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer").

Unless otherwise defined, capitalized terms used in this Amendment No. 4 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on December 12, 2003 (the "Original Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration.

The information in this Item 3 is hereby amended and supplemented by inserting the following text immediately after the last paragraph of Item 3:

Pursuant to the Issuer's previously announced rights offering of approximately $400 million of newly-issued shares of its Common Stock (the "Rights Offering"), on June 20, 2005 (the "Exercise Date"), Laminar acquired shares of Common Stock, as previously disclosed in Amendment No. 3 to this Schedule 13D, and exercised its oversubscription rights. The amount of oversubscription shares allocated to Laminar could not be determined on the Exercise Date. On June 27, 2005, the Issuer allocated an additional 598,604 shares of Common Stock to Laminar in connection with its oversubscription rights at a price of $6.00 per share in cash for an aggregate purchase price of $3,591,624, the source of which was the working capital of Laminar.

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is hereby amended and restated with the following text:

(a) Laminar may be deemed to own 26,494,125 shares of Common Stock of the Issuer (the "Subject Shares"). To the knowledge of the Reporting Persons, there are a total of 140,754,120 shares of Common Stock outstanding, based on information provided to the Reporting Persons by the Issuer. Based upon the foregoing, Laminar may be deemed to own 18.8% of the Issuer.

(b) Laminar currently has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares owned by Laminar.

     DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

     None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar, constituting 18.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Original Schedule 13D, owns any shares of Common Stock other than the shares owned by Laminar.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Laminar.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2005

                                        D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

                                        By: D. E. SHAW & CO., L.L.C.,
                                            as Managing Member

                                        By:   /s/ Julius Gaudio
                                             -----------------------------------
                                             Name: Julius Gaudio
                                             Title: Managing Director


                                        D. E. SHAW & Co., L.P.

                                        By:   /s/ Julius Gaudio
                                             -----------------------------------
                                             Name: Julius Gaudio
                                             Title: Managing Director


                                        D. E. SHAW & Co., L.L.C.

                                        By:   /s/ Julius Gaudio
                                             -----------------------------------
                                             Name: Julius Gaudio
                                             Title: Managing Director


                                        DAVID E. SHAW

                                        By:   /s/ Julius Gaudio
                                             -----------------------------------
                                             Name: Julius Gaudio
                                             Title: Attorney-in-Fact
                                                    for David E. Shaw*







--------

* Power of Attorney previously filed.